UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ February 2008

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia V6J 1X2
Executive Offices

1. Press Releases:
    February 20, 2008, March 25, 2008

2. Notice of Meeting and Record Date, March 17, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                                Yes ___   No <u>xxx</u>

February 20, 2008.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces next Texas well

Vancouver, February 20, 2008 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) is pleased to provide an update regarding its continuing operations on the Mission River property in Texas.

The location for the next well, the Scanio/Sheldon #10, has been staked and will be drilled to a depth of 8,600 feet as soon as the drilling contractor is available. This well will be the second well to be drilled in the current four well drilling program on the property.

The operator anticipates drilling this well will confirm the results of the 3-D seismic data shot in 2007 and reviewed since the completion of the Scanio/Sheldon No.8 drilled late last year. The re-worked seismic clearly identifies the intended payzones expected to be penetrated by this well. A successful well would then be followed by at least two additional wells.

Scanio/Sheldon No.8 well was placed on production earlier this year at an initial rate of half a million cubic feet of gas a day and approximately seventy five barrels of oil a day. Gas production has since been increased to 900,000 cubic feet of gas a day.

The Houston based PetroMark Energy group and Portrush recently entered into an agreement to jointly operate and develop the Chico Martinez Oilfield in the San Joaquin Basin California. They are currently assembling a consortium of experienced oil and gas operators to participate in the development of the field.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date eight wells have been drilled and all have been placed on production.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President

CONTACT INFORMATION
Corporate
Telephone 866 939 2555: info@portrushpetroleum.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Tuesday March 25th. 2008.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush Drilling at Scanio-Shelton # 10 underway.

Vancouver, March 25, 2008 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to announce that drilling has begun on the Scanio/Sheldon No.10 well in the Mission River property in Texas. The well will be drilled to a total depth of 8,600 feet and is a follow up well to the number eight well that was drilled and placed on production earlier this year. The number eight well is currently producing at a rate of approximately eight hundred thousand cubic feet of gas a day and forty five barrels of oil a day.

This well is the second well of a four well drilling project and the next location is under construction

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. A further announcement will be made in due course regarding the additional drilling of the next two wells.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

CONTACT INFORMATION
Corporate
Telephone 866 939 2555: info@portrushpetroleum.com



Computershare

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 17/03/2008

To: All Canadian Securities Regulatory Authorities

Subject: PORTRUSH PETROLEUM CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/04/2008
Record Date for Voting (if applicable) :	23/04/2008
Meeting Date :	29/05/2008
Meeting Location (if available) :	3rd Flr, 510 Burrard St. Vancouver, BC V6C 3B9

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	737027102	CA7370271024

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PORTRUSH PETROLEUM CORPORATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Portrush Petroleum Corporation -- SEC File No. 000-27768</u>
(Registrant)

Date: <u>March 27, 2008</u>   By: <u>/s/ Neal Iverson</u>
                                         Neal Iverson, Director